UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 8

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

LAKESHORE BIOPHARMA CO., LTD

(Name of the Issuer)

LakeShore Biopharma Co., Ltd

Oceanpine Skyline Inc.

Oceanpine Merger Sub Inc.

Oceanpine Capital Inc.

Oceanpine Investment Fund II LP

Dave Liguang Chenn

Crystal Peak Investment Inc.

Crystal Peak Holdings Inc.

Huaqin Xue

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0002 per share

G9845F208

(CUSIP Number)

LakeShore Biopharma Co., Ltd Building No. 2, 38 Yongda Road Daxing Biomedical Industry Park Daxing District Beijing 102629 People’s Republic of China Tel: +86 10 8920 2086	Oceanpine Skyline Inc. 21F, China Century Tower No. 9 Xiaoyunli South St Beijing 100026 People’s Republic of China Tel: +86 10 6195 9000

With copies to:

Qi Yue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Alan Bao, Esq. White & Case LLP 19th Floor, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 5912 9600

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Item 15	Additional Information	1
Item 16	Exhibits	3

i

INTRODUCTION

This Amendment No. 8 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0002 per share (each, a “Share,” and collectively, the “Shares”), (b) Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (c) Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), (d) Oceanpine Capital Inc., a limited company incorporated under the laws of the British Virgin Islands (the “Sponsor”), (e) Oceanpine Investment Fund II LP, an exempted limited partnership incorporated under the laws of the Cayman Islands (“Oceanpine Investment”), (f) Dave Liguang Chenn, a citizen of the United States, (g) Crystal Peak Investment Inc., a limited liability entity incorporated under the laws of the British Virgin Islands (“Crystal Peak”), (h) Crystal Peak Holdings Inc., a company incorporated under the laws of the British Virgin Islands, and (i) Huaqin Xue, a citizen of Hong Kong (such persons referred to in (b) to (i), collectively, the “Buyer Filing Persons”). This Final Amendment amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Filing Persons on May 28, 2026.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 4, 2025, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 29, 2026, by and among Parent, Merger Sub and the Company (as may be further amended from time to time, the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent (the “Merger”).

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. All capitalized terms used in this Final Amendment and not otherwise defined in this Final Amendment have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On June 19, 2026, at 1:00 p.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger required to be registered with the Cayman Registrar in connection with the Merger, and the consummation of the transactions contemplated thereby, including the Merger.

On June 24, 2026, the Company and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of June 24, 2026, pursuant to which the Merger became effective on June 24, 2026 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) was cancelled and ceased to exist in exchange for the right to receive the Per Share Merger Consideration in cash, and (ii) each Excluded Share was cancelled and ceased to exist without payment of any consideration or distribution therefor.

From and after the Effective Time, each Company Warrant was, by virtue of the Merger, treated in the manner as set forth in the Warrant Agreement.

Pursuant to Section 4.5 of the Warrant Agreement, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Shares), the holders of the Company Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Company Warrants and in lieu of the Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such merger or consolidation, that the holder of the Company Warrants would have received if such holder had exercised his, her or its Company Warrant(s) immediately prior to such event. Accordingly, as a result of the Merger and immediately after the Effective Time, the holder(s) of each of the Company Warrants that were issued and outstanding immediately prior to the Effective Time have the right to receive US$0.0066 (being one-tenth of the Per Share Merger Consideration as one Company Warrant is exercisable for one-tenth of a Share) per Company Warrant in cash, upon the exercise of such Company Warrant by paying US$11.5, the exercise price per Company Warrant, to the Surviving Company.

Section 4.5 of the Warrant Agreement further provides that, if less than 70% of the consideration receivable by the holders of the Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Company Warrant properly exercises the Company Warrant within thirty days following public disclosure of the consummation of such applicable event by the Company, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Company Warrant.

In addition to the foregoing, at the Effective Time, the Company terminated the Share Incentive Plans and all award agreements entered into thereunder in respect of each Company Option and each Company RSU granted under the Share Incentive Plans.

At the Effective Time, each Company Option granted under the 2020 Plan that was not vested and was outstanding immediately prior to the Effective Time was fully vested as of the Effective Time. Each of the Company Options granted under the 2020 Plan that were fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that became fully vested as of the Effective Time pursuant to the preceding sentence was cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices; provided, that if the exercise price of any such vested Company Option was equal to or greater than the Per Share Merger Consideration, such vested Company Option was cancelled without any payment therefor.

Each Company RSU granted under the 2020 Plan that was not vested and was outstanding immediately prior to the Effective Time was fully vested immediately prior to the Effective Time. Each of the Company RSUs granted under the 2020 Plan that were fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that became fully vested as of the Effective Time pursuant to the preceding sentence was cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSU, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, each Company Option under the 2024 Plan, whether vested or unvested, was assumed by Parent as an option to purchase the Parent Shares under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the assumed option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each assumed option continues to have, and is subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, each Company RSU under the 2024 Plan, whether vested or unvested, was assumed by Parent as a restricted stock unit award with respect to a number of Parent Shares equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each assumed restricted stock unit award continues to have, and is subject to, the same terms and conditions as the corresponding Company RSU set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

The Financial Industry Regulatory Authority, Inc. (“FINRA”) was notified about the Merger prior to its effectiveness, and is expected to remove the Company’s trading symbols on or after the date hereof, and as a result the Shares and the Company Warrants will be ceased to be quoted on the OTC Pink tier of the OTC Markets. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16 Exhibits

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated May 28, 2026 (the “Proxy Statement”).*

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.*

(a)-(4)	Press Release issued by the Company, dated November 4, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 4, 2025.*

(a)-(5)	The Report on Form 6-K furnished by the Company to the SEC on January 29, 2026.*

(a)-(6)	Press Release issued by the Company, dated February 6, 2026, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 6, 2026.*

(a)-(7)	EGM Postponement Notice issued by the Company, dated February 6, 2026, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on February 6, 2026.*

(a)-(8)	Press Release issued by the Company, dated March 25, 2026, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 25, 2026.*

(c)-(1)	Opinion of Kroll, LLC (“Duff & Phelps”), dated November 4, 2025.*

(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated November 4, 2025.*

(c)-(3)	Opinion of Duff & Phelps, dated April 28, 2026, incorporated herein by reference to Annex C to the Proxy Statement.*

(c)-(4)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated April 28, 2026.*

(d)-(1)	Agreement and Plan of Merger, dated as of November 4, 2025, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*

(d)-(2)	Amendment No. 1 to Agreement and Plan of Merger, dated April 29, 2026, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*

(d)-(3)	Amended and Restated Equity Commitment Letter, dated April 29, 2026, by and among the Sponsor, Parent and the Company, incorporated herein by reference to Exhibit 99.21 to the Schedule 13D Amendment No. 6 jointly filed by the Rollover Shareholders, Huaqin Xue, Crystal Peak Holdings Inc., Dave Liguang Chenn, Adjuvant Capital Management, L.L.C., Adjuvant Capital GP, L.P., MSA China Growth Fund II GP, LLC and Superstring Capital Management LP (collectively, the “13D Filing Persons”) with the SEC on April 29, 2026.*

(d)-(4)	Amended and Restated Rollover and Support Agreement, dated April 29, 2026, by and among Parent, the Rollover Shareholders and the Company, incorporated herein by reference to Exhibit 99.22 to the Schedule 13D Amendment No. 6 jointly filed by the 13D Filing Persons with the SEC on April 29, 2026.*

(d)-(5)	Amended and Restated Limited Guarantee, dated April 29, 2026, by the Sponsor in favor of the Company, incorporated herein by reference to Exhibit 99.23 to the Schedule 13D Amendment No. 6 jointly filed by the 13D Filing Persons with the SEC on April 29, 2026.*

(d)-(6)	Interim Investors Agreement, dated November 4, 2025, by and among the Rollover Shareholders, Parent and Merger Sub, incorporated herein by reference to Exhibit 99.15 to the Schedule 13D Amendment No. 3 jointly filed by the 13D Filing Persons with the SEC on November 4, 2025.*

(d)-(7)	Consortium Agreement, dated August 26, 2025, by and among the Sponsor, Oceanpine Investment Fund II LP, and Crystal Peak Investment Inc., incorporated herein by reference to Exhibit 99.4 to the Schedule 13D Amendment No. 2 jointly filed by the 13D Filing Persons with the SEC on October 29, 2025, which was joined by Adjuvant Global Health Technology Fund, L.P. and by Adjuvant Global Health Technology Fund DE, L.P. on October 5, 2025 and Superstring Capital Master Fund LP, MSA GROWTH FUND II, L.P. and Epiphron Capital (Hong Kong) Limited on October 27, 2025, by way of executing and delivering certain deeds of adherence, incorporated herein by reference to Exhibits 99.6, 99.7, 99.8 and 99.9 to the Schedule 13D Amendment No. 2 jointly filed by the 13D Filing Persons with the SEC on October 29, 2025.*

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.*

(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.*

(g)	Not applicable.

107	Calculation of Filing Fee Tables*

*	Previously Filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2026

LAKESHORE BIOPHARMA CO., LTD

	By:	/s/ Jutao (Adam) Zhao
		Name:	Jutao (Adam) Zhao
		Title:	Chairperson of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2026

OCEANPINE SKYLINE INC.

	By:	/s/ NAN Shaodeng
		Name:	NAN Shaodeng
		Title:	Director

OCEANPINE MERGER SUB INC.

	By:	/s/ NAN Shaodeng
		Name:	NAN Shaodeng
		Title:	Director

OCEANPINE CAPITAL INC.

	By:	/s/ Jiayu Yang
		Name:	Jiayu Yang
		Title:	Director

OCEANPINE INVESTMENT FUND II LP

	By:	/s/ Dave Liguang Chenn
		Name:	Dave Liguang Chenn
		Title:	Director

DAVE LIGUANG CHENN

/s/ Dave Liguang Chenn

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2026

CRYSTAL PEAK INVESTMENT INC.

	By:	/s/ Huaqin Xue
		Name:	Huaqin Xue
		Title:	Director

CRYSTAL PEAK HOLDINGS INC.

	By:	/s/ Huaqin Xue
		Name:	Huaqin Xue
		Title:	Director

HUAQIN XUE

/s/ Huaqin Xue

[Signature Page to Schedule 13E-3 Transaction Statement]